K&L Gates LLP
1601 K Street NW
Washington, DC 20006-1600

T 202.778.9000 www.klgates.com

July 7, 2009

VIA EDGAR

Mr. John Ganley

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:
40|86 Strategic Income Fund
(File No. 811-08795)
Preliminary Proxy Statement on Schedule 14A

Dear Mr. Ganley:

Set forth below are the responses of the above registrant (the “Fund”) to the staff’s comments on the Fund’s preliminary proxy statement filed on June 25, 2009 which you conveyed during our telephone call on July 2, 2009 and in a telephone call with Donald Smith on July 6, 2009.

1.                                      Comment:  Please add disclosure stating that if the new investment adviser for the Fund is approved, the Fund’s name will be changed to reflect the new adviser.

Response:  We added disclosure under the heading “Operations of the Fund After the Change in Management,” as follows:

The New Board also is expected to change the name of the Fund to be consistent with the names of other funds managed by HBAM.

2.                                      Comment:  In the Notice of Special and Annual Meetings of Shareholders, please do not use all capitalized font in block paragraphs.

Response:  We have made the requested change.

3.                                      Comment:  On page 5 of the Proxy Statement, under the heading “Operations of the Fund After the Change in Management” or the heading “Anticipated Benefits for the Fund,” please include a fee table.

Response:  As a closed-end investment company, the Fund does not create and publish a fee table which can be used in the document.  As we have discussed, a table is not required by the applicable rules and, given the uncertainty regarding Fund expenses other than service fees, we have not created such a fee table at this time.  Additional information concerning fees and expenses has been added under the heading “Operations of the Fund After the Change in Management” in response to the comment as follows:

The change in management would not result in any increase in management or other fees charged by the manager of the Fund.  HBAM has agreed in the New Management Agreement to a contractual fee for investment management and administration of the Fund at an annual rate of 0.70% which is a reduction from the contractual rate of 0.90% in the current management agreement with 40|86.  The Fund was operating under a waiver agreement with 40|86, which expired on June 30, 2009, that provided for a reduction in the management fee to an annual rate of 0.70%.  HBAM will continue for a two-year period, after HBAM assumes management of the Fund, the current waiver of the shareholder servicing fee so that this fee does not exceed an annual rate of 0.02%.  In addition, HBAM has agreed to limit annual operating expenses of the Fund to 1.65% of assets for a period of two years.  The Fund’s most recent Semi-Annual Report reflected that, as of December 31, 2008, the Fund’s operating expense ratio was 1.64% after fee waivers and reimbursements.  It is not certain whether the Fund’s annual operating expense ratio will be higher or lower than this ratio in the future or whether HBAM will be required to waive fees or reimburse expenses in order to maintain the 1.65% operating expense ratio.

4.                                      Comment:  Item 22(c)(1) of Schedule 14A requires that you disclose the date of the current advisory agreement and the date on which the agreement was last submitted to a vote of shareholders of the Fund.

Response:  We have added disclosure regarding the date of the current advisory agreement.  The current advisory agreement has not been submitted to a vote of shareholders of the Fund since the initial offering of the Fund.

5.                                      Comment:  Item 22(c)(2) of Schedule 14A requires that you provide disclosure regarding the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser.

Response:  We have added disclosure regarding the name, address and principal occupation of the principal executive officers and directors of 40|86.  We have also added disclosure regarding the ownership of 40|86.

6.                                      Comment:  On page 8 of the Proxy Statement, under the sub-heading “The Qualifications of HBAM, Including the Nature, Extent and Quality of the Services to be

Provided,” please add disclosure regarding HBAM’s methodology for compensating the Fund’s portfolio managers and portfolio management team.

Response:  We added disclosure under the sub-heading “The Qualifications of HBAM, Including the Nature, Extent and Quality of the Services to be Provided,” as follows:

The Board noted that the compensation structure of HBAM’s portfolio managers and other investment professionals has three primary components that include a base salary, an annual cash bonus, and if applicable, long-term stock-based compensation generally consisting of restricted stock units of BAM.

7.                                      Comment:  On page 8 of the Proxy Statement, under the sub-heading “The Qualifications of HBAM, Including the Nature, Extent and Quality of the Services to be Provided,” please add disclosure regarding the Board’s conclusion about the adequacy of HBAM’s compliance program.

Response:  We added disclosure under the sub-heading “The Qualifications of HBAM, Including the Nature, Extent and Quality of the Services to be Provided,” as follows:

After a review of HBAM’s compliance capabilities, the Board determined that HBAM’s compliance program was sufficient to meet applicable regulatory requirements.

8.                                      Comment:  On page 8 of the Proxy Statement, under the sub-heading “The Investment Performance of HBAM,” please add disclosure that more specifically describes the Board’s comparison of HBAM’s investment performance.  For example, explain how the High Yield Team’s composite compared to the benchmark and specify if there was a peer group comparison.

Response:  We revised and added disclosure under the sub-heading “The Investment Performance of HBAM,” as follows:

(2)           THE INVESTMENT PERFORMANCE OF HBAM.  The Board considered the investment performance of the four registered closed-end investment companies currently managed by the High Yield Team since they assumed management of those funds.  The Board also considered the performance of another registered closed-end fund managed by the High Yield Team during the period March 31, 2003 until August 30, 2006, and composite performance of the High Yield Team since they have been at HBAM.  In each case, the Board compared the fund or composite performance with an applicable benchmark, the performance of the Fund and the performance of a group of similar closed-end high-yield funds for the same periods.  Among other factors, the Board noted that the one and two year composite performance of the High Yield Team exceeded the performance of its performance benchmark and that the four closed-end funds that they currently manage had performed well relative to the Fund and the peer group since they assumed management of these funds in 2008.  The Board concluded that the investment style and performance of the High Yield Team was consistent with the investment objectives of the Fund and that their overall performance results supported the approval of the New Management Agreement.

9.                                      Comment:  On page 8 of the Proxy Statement, under the sub-heading “The Reasonableness of the Advisory Fee,” you state that “The Board noted that the management fee would be near the mean of similar fees paid by other closed-end high-yield funds and that the total expected expense ratio of the Fund was above that of these similar funds.”  Please use a term more specific than “near” the mean and clarify whether the fee is above or below the mean.

Response:  We revised disclosure under the sub-heading “The Reasonableness of the Advisory Fee,” as follows:

The Board noted that the management fee would be identical to the median and slightly below the average of similar fees for a peer group of other similar closed-end high-yield funds and that the total expected expense ratio of the Fund was above that of these similar funds.

10.                               Comment:  On page 9 of the Proxy Statement, under the sub-heading “The Reasonableness of the Advisory Fee,” you state that “The Board also considered HBAM’s fees for management of other registered investment companies and similarly managed accounts.”  Please explain why the Board considered the advisory fee for the Fund reasonable in light of the fact that HBAM charges less for advisory services to other clients.

Response:  We added disclosure under the sub-heading “The Reasonableness of the Advisory Fee,” explaining that services were evaluated in light of the extent and nature of services provided by HBAM including the additional administrative fee charged by HBAM in some cases.  We have also added footnote disclosure to the chart under the sub-heading “Services to Other Clients” noting that HBAM charges a separate administrative fee in the case of certain similarly managed funds.

11.                               Comment:  On page 10 of the Proxy Statement, under the sub-heading “Advisory Fees and Expenses,” please update the amount the Fund paid in advisory fees to be current as of June 30, 2009.

Response:  We have made the requested change.

*              *              *              *              *

If you have any questions regarding the foregoing, please contact me at (202) 778-9024, or Donald Smith at (202) 778-9079.

Sincerely,

/s/ Mitra Shakeri
Mitra Shakeri